

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

<u>Via E-mail</u>
Kexuan Yao
President and Chief Executive Officer
Armco Metals Holdings, Inc.
One Waters Park Drive, Suite 98
San Mateo, CA 94403

> **Re: Armco Metals Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2013**
> **File No. 333-193103**

Dear Mr. Yao:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your periodic reports include references to the Private Securities Litigation Reform Act of 1995 and the safe harbor provided thereunder. For example, refer to the "Cautionary Note Regarding Forward-Looking Information and Factors That May Affect Future Results" section of your Quarterly Report on Form 10-Q for quarterly period ended September 30, 2013 and the "Special Note Regarding Forward-Looking Statements" section of your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. We note that the Private Securities Litigation Reform Act of 1995 does not apply to issuers of penny stocks. To the extent that you are excluded from relying upon the safe harbor pursuant to Section 27A(b) of the Securities Act of 1933 and Section 21E(b) of the Securities Exchange Act of 1934, please confirm that in future filings you will not include any reference to the Private Securities Litigation Reform Act of 1995 and the safe harbor provided thereunder.

Registration Statement Cover Page

2. We note that the registration statement registers the offering of common stock underlying unissued convertible notes. We also note that the terms and conditions governing the private placement and the unissued convertible notes may support the conclusion that the transaction should be treated as an indirect primary offering rather than a valid secondary offering. For guidance, refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. Please advise regarding your basis for the characterization of the resale offering of these securities as a valid secondary offering or, alternatively, revise the registration statement and the offering of these securities accordingly.

3. Please revise footnote 2 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection. In this regard, please delete the language "as well as anti-dilution provisions applicable to the notes and warrants."

Prospectus Summary, page 2

Our Company, page 2

4. Please revise this section to disclose your net losses for the last two completed fiscal years and the most recently completed interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       James M. Schneider, Esq.
       Pearlman Schneider LLP